UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 28, 2009

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                                No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  Certain materials relating to STMicroelectronics’ Annual Shareholders’ Meeting which will take place on May 20, 2009.  Specifically included are the following documents:  Dutch Convocation Notice; agenda of the Annual General Meeting; proposed resolutions for the Annual General Meeting; proxy and voting procedures for the Annual General Meeting; and the issued share capital and voting rights at the Annual General Meeting.

STMICROELECTRONICS N.V.

CONVOCATION

to the Annual General Meeting of Shareholders of STMicroelectronics N.V. (the “AGM” and the "Company"), established in Amsterdam, the Netherlands, to be held on May 20, 2009 at 11.00 hours, Netherlands time, at the Hotel InterContinental Amstel, Professor Tulpplein 1, 1018 GX Amsterdam, the Netherlands.
______________________________________________________________________

The complete agenda, the statutory annual accounts, which include the reports of the Managing and Supervisory Boards, the triptych containing the amendment of the articles of association, the proposed resolutions including shareholders' information and the personal data of the proposed members of the Supervisory Board as referred to in section 2:142 subsection 3 of the Dutch Civil Code and the other information included pursuant to law are deposited for inspection by shareholders and other persons entitled to attend the AGM at the offices of the Company at Schiphol Airport as of April 17, 2009 up to and including the date of the meeting. The documents will also be available on the Company's website www.st.com as of the same date.

Copies of these documents are available for shareholders and other persons entitled to attend the AGM free of charge.

Company shares can be held in two ways:
•	as registered shares (the shareholders and other persons entitled to attend the AGM are included in the Company’s shareholders’ register);
•
in an account with an account holder or intermediary through Euroclear France S.A. (“Euroclear France”) or Cede & Co. as nominee of the Depositary Trust Company (“Cede & Co.”) (these shares are included in the Company’s shareholders’ register in the name of Euroclear France or Cede & Co., as the case may be).

In accordance with article 30 paragraph 4 of the Company’s articles of association, the Managing Board has determined that the persons entitled to attend and, to the extent applicable, vote at the AGM will be those who were recorded as having those rights on April 28, 2008 (the “Record Date”) in a register designated by the Managing Board for that purpose, regardless of whether they are shareholders or other persons entitled to attend the AGM at the time of the AGM. This means that shareholders and other persons entitled to attend the AGM need to own or derive their rights from the relevant Company shares on the Record Date, but they do not need to block the shares from the Record Date until the AGM.

All shareholders registered in the Company’s shareholders’ register (“registered shareholders”) will receive a letter from or on behalf of the Company by post containing an invitation for the AGM, including the agenda, and details of the procedure for registering for the AGM.
To be eligible to exercise voting rights in person at the AGM, registered shareholders must complete and sign the attendance form, which they receive with the invitation and return it to the Company’s registrar Netherlands Management Company B.V. (Locatellikade 1, 1076 AZ Amsterdam, the Netherlands, fax +31(0)20 420 6190) (“NMC”) by the Record Date. NMC’s receipt of the completed and signed form on time will constitute notice to the Company of the registered shareholder’s intention to exercise its voting and meeting rights.
Registered shareholders who wish to be represented by a third party at the AGM must complete and sign the attendance form and power of attorney form, which they receive with the invitation and return it to NMC by the Record Date. NMC’s receipt of the completed and signed forms on time will constitute notice to the Company of the registered shareholder’s intention to be represented by a third party.

Beneficiaries holding shares via an account with an account holder or intermediary through Euroclear France should contact their account holder or intermediary to receive instructions on how to obtain a power of attorney from Euroclear France in order to attend the meeting.
Beneficiaries holding shares via an account with an account holder or intermediary through Euroclear France who will not attend the AGM, but who would like to give voting instructions to Euroclear France to vote on their behalf, should also contact their account holder or intermediary to receive instructions.
Furthermore, NMC, Amsterdam, the Netherlands (tel. +31(0)20 575 7124, fax +31(0)20 420 6190), TMF France S.A.S., Paris, France (tel +33(0)1 45 03 63 73, fax +33(0)1 45 03 63 77) or TMF, Garlati & Gentili S.p.A., Milan, Italy (tel +39 02 861 914, fax +39 02 862 495) can be contacted.
The written (completed and signed) request for a power of attorney or voting instructions, as the case may be, must be received by the relevant account holder or intermediary by May 15, 2009.

Information on how to obtain a power of attorney from Euroclear France or to give voting instructions to Euroclear France will also be available on the Company's website mentioned above as of April 17, 2009.

Beneficiaries holding shares via an account with an account holder or intermediary through Cede & Co. will be contacted separately regarding their attendance and/or voting at the AGM.

The Supervisory Board,
Antonino Turicchi, Chairman

April 17, 2009

Annual General Meeting of Shareholders

2009
Agenda
of the Annual General Meeting of Shareholders (the "AGM") of
STMicroelectronics N.V., established in Amsterdam, the Netherlands, to be held on May 20, 2009 at 11.00 a.m. CET at the INTERCONTINENTAL AMSTEL
Amsterdam, the Netherlands

Call to order and opening

Report of the Managing Board on our 2008 financial year and discussion thereof

Report of the Supervisory Board, including the remuneration report, on our 2008 financial year and discussion thereof

a.	Discussion on and adoption of our statutory annual accounts for our 2008 financial year (voting item)

b.	Adoption of a dividend of US $ 0.12 per common share for our 2008 financial year (voting item)

c.	Discharge of the sole member of our Managing Board (voting item)

d.	Discharge of the members of our Supervisory Board (voting item)

Appointment of members of our Supervisory Board (voting item)

Approval of the stock-based portion of the compensation of our President and CEO (voting item)

Approval of the maximum number of "restricted" Share Awards under our existing Employee Unvested Share Award Plan (voting item)

Amendment to our Articles of Association (voting item)

Distribution of information to our shareholders by way of electronic means of communication (voting item)

Question time

Close

In accordance with article 30 paragraph 4 of our Articles of Association we have determined that the persons entitled to attend and, to the extent applicable, to vote at our AGM will be those who were recorded as having those rights on April 28, 2009 (the “Record Date”), in a register designated by us for that purpose, regardless of whether they are shareholders or other persons entitled to attend our AGM at the time of our AGM. This means that shareholders and other persons entitled to attend our AGM do not need to block the relevant shares from the Record Date until our AGM.

Copies of our statutory annual accounts, which include the reports of our Managing and Supervisory Boards, the proposed resolutions including shareholders’ information and the personal data of the proposed members of our Supervisory Board as referred to in section 2:142 subsection 3 of the Dutch Civil Code, the triptych containing the of amendment to our Articles of Association (as well as an unofficial English translation thereof) and the other information included pursuant to the law will be deposited for inspection by our shareholders and other persons entitled to attend our AGM at our offices at Schiphol Airport (Schiphol Boulevard 265, 1118 BH Schiphol Airport, the Netherlands) as of April 17, 2009 up to and including the date of our AGM. These documents will also be available on our website www.st.com.

Proposed resolutions and shareholders’ information
for the Annual General Meeting of Shareholders (the “AGM”) of STMicroelectronics N.V. to be held on May 20, 2009 in Amsterdam, the Netherlands

Our Supervisory Board proposes:

Agenda item 4-a    -    Resolution 1

To adopt our statutory annual accounts for our 2008 financial year, as drawn up by our Managing Board, examined and audited by our independent external auditors, PricewaterhouseCoopers Accountants N.V., and approved by our Supervisory Board. Our statutory annual accounts, which include the reports of our Managing and Supervisory Boards, have been prepared in English consistent with our prior practice, and in accordance with IFRS Accounting Standards, as IFRS constitute our statutory reporting standards.

Agenda item 4-b    -    Resolution 2

To distribute a dividend in cash of US $0.12 per common share, in line with our dividend policy as communicated, in four equal installments, payable for 2009 at May 25, August 24, November 23, and February 22, 2010. Payment of an installment will be made to those deriving their rights from our common shares at the aforementioned dates.

Our press release dated April 15, 2009, available on our website, www.st.com, sets forth the schedule and other relevant information concerning the payment of the 2009 dividend if adopted by our AGM.

Agenda item 4-c    -    Resolution 3

To discharge the sole member of our Managing Board for his management during our 2008 financial year.

Agenda item 4-d    -    Resolution 4

To discharge the members of our Supervisory Board for their supervision during our 2008 financial year.

Agenda item 5 - Resolution 5 and shareholders’ information

a.	To re-appoint Mr. Doug Dunn as a member of our Supervisory Board for a three-year term effective as of our 2009 AGM to expire at the end of our 2012 AGM.

b.	To re-appoint Dr. Didier Lamouche as a member of our Supervisory Board for a three-year term effective as of our 2009 AGM to expire at the end of our 2012 AGM.

Mr. Doug Dunn (1944) (British):

Douglas John Dunn has been a member of our Supervisory Board since 2001 and has served on the Audit Committee since such time. He also serves on the Strategic Committee. He was formerly President and Chief Executive Officer of ASML Holding N.V. (“ASML”), an equipment supplier in the semiconductor industry, a position from which he retired in 2004. Mr. Dunn was appointed Chairman of the Board of Directors of ARM Holdings plc (United Kingdom) in October 2006. In 2005, Mr. Dunn was appointed to the board of Philips-LG LCD (Korea) (of which he is no longer a board member as of February 29, 2008), TomTom N.V. (Netherlands) and OMI, a privately-held company (Ireland) (which was sold in November 2007 and of which he is no longer a board member), and also serves as a non-executive director on the board of SOITEC (France). He is also a member of the audit committees of SOITEC and TomTom N.V., and a member of the Compensation Committee and Strategic Committee of SOITEC. In addition, he has been nominated for appointment as a Supervisory Board member of BE Semiconductor Industries N.V. (“BESI”) at the annual general meeting of shareholders to be held on May 12, 2009. Mr. Dunn was a member of the Managing Board of Royal Philips Electronics in 1998. From 1996 to 1998 he was Chairman and Chief Executive Officer of Philips Consumer Electronics and from 1993 to 1996 Chairman and Chief Executive Officer of Philips Semiconductors (now NXP Semiconductors). From 1980 to 1993 he was CEO of Plessey Semiconductors. Prior to this, he held several positions with Motorola Semiconductors (now Freescale).

Mr. Dunn holds 9,000 common shares available for exercise and 27,000 common shares not yet available for exercise.

Dr. Didier Lamouche (1959) (French):

Didier Lamouche has been a member of our Supervisory Board since 2006. Mr. Lamouche is currently a non-voting observer on the Audit Committee of our Supervisory Board. Dr. Lamouche is a graduate of Ecole Centrale de Lyon and holds a PhD in semiconductor technology. He has 25 years experience in the semiconductor industry. Dr. Lamouche started his career in 1984 in the R&D department of Philips before joining IBM Microelectronics where he held several positions in France and the United States. In 1995, he became Director of Operations of Motorola’s Advanced Power IC unit in Toulouse (France). Three years later, in 1998, he joined IBM as General Manager of the largest European semiconductor site in Corbeil (France) to lead its turnaround and transformation into a joint venture between IBM and Infineon: Altis Semiconductor. He managed Altis Semiconductor as CEO for four years. In 2003, Dr. Lamouche rejoined IBM and was the Vice President for Worldwide Semiconductor Operations based in New York (United States) until the end of 2004. Since December 2004, Dr. Lamouche has been the Chairman and CEO of Groupe Bull, a France-based global company operating in the IT sector. He is also a member of the Board of Directors of CAMECA and SOITEC.

Mr. Lamouche holds 15,000 common shares available for exercise and 27,000 common shares not yet available for exercise.

The candidacy of Messrs. Dunn and Lamouche as members of our Supervisory Board is being proposed on the basis of their specific financial and technical expertise, prior professional experience, soundness of judgment, ability to make analytical enquiries and willingness to devote the time required to adequately perform their activities as members of our Supervisory Board.

Agenda item 6    -     Resolution 6 and shareholders’ information

To approve the delegation to our Supervisory Board of the power to grant Mr. C. Bozotti up to a maximum number of 100,000 common shares, in the form of Unvested Stock Awards, for services to be rendered in 2009 as our President and CEO, whereby the vesting of such Unvested Stock Awards will be tied to company performance, according to predetermined and quantifiable criteria to be fixed by our Supervisory Board upon the recommendation of its Compensation Committee, with the objective of creating long-term value for our shareholders.

The Unvested Stock Awards are intended to provide an incentive to our President and CEO to increase his efforts for the success of us by offering him an opportunity to obtain or increase his proprietary interest in us through the vesting of the up to 100,000 Unvested Stock Awards to be granted to him, provided the performance conditions attached to vesting of such Awards are met.

Agenda item 7    -    Resolution 7 and shareholders’ information

To approve that the maximum number of “restricted” Share Awards under our existing 5-year Employee Unvested Share Award Plan (2008-2012) of thirty million five hundred thousand (thirty million five hundred thousand shares), which number includes any Unvested Stock Awards granted to our President and CEO as part of his compensation. The maximum number of “resticted” shares in 2009 shall be six million one hundred (six million one hundred thousand shares).

Under the existing Employee Unvested Share Award Plan senior directors and management may be granted options to receive unvested common shares out of our existing treasury shares at no consideration subject to vesting conditions determined by our Supervisory Board or its Compensation Committee (on behalf of our Supervisory Board) and which will relate to company performance and continued service with us.

Agenda item 8    -    Resolution 8 and shareholders’ information

To amend our Articles of Association in conformity with the draft notarial deed prepared by De Brauw Blackstone Westbroek N.V., dated April 14th, 2009 and to authorize any and all lawyers practicing with De Brauw Blackstone Westbroek N.V. to apply to the Dutch Ministry of Justice for the required declaration of no-objection as well as to execute the notarial deed of amendment.

The amendments mainly result from changes in Dutch law and rules effective as of January 1, 2009 or proposed changes in Dutch law which are expected to become effective in the near future. The amendments and an explanation thereto are included in the triptych as posted on our website, www.st.com. The triptych is also available at our offices in Schiphol Airport, the Netherlands.

Agenda item 9    -    Resolution 9 and shareholders’ information

To grant consent to us to provide information to our shareholders and other persons entitled to attend our AGM by way of electronic means of communication.

According to the Dutch bill implementing the Transparency Directive, the provision of information to our shareholders and other persons entitled to attend our AGM by way of electronic means of communication has to be consented to by our AGM.

Instructions to holders of ordinary shares in the share capital of STMicroelectronics NV traded on NYSE Euronext Paris / Milan Stock Exchange holding their shares through a securities account with a financial intermediary

STMICROELECTRONICS N.V.
ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 20, 2009

Shareholders holding STMicroelectronics NV ordinary shares on the Record Date (April 28, 2009) are entitled to attend and cast votes at the Annual General Meeting of Shareholders on May 20, 2009.

As shareholder holding STMicroelectronics NV ordinary shares through a securities account with a financial intermediary, you may vote your shares by following one of the two procedures described below:

1) Voting in person
If you wish to attend the Annual General Meeting of Shareholders and vote your shares in person at the meeting, or if you wish to appoint your representative, you must ensure that your intermediary is in possession of Appendix I, duly completed on May 15, 2009 at 17.00 hours at the latest. Do not complete Appendix II.

2) Voting by proxy
If you do not wish to attend the Annual General Meeting of Shareholders, but do wish to notify Euroclear France S.A. of your voting instructions, please ensure that your intermediary is in possession of Appendix II, duly completed, on May 15, 2009 at 17.00 hours at the latest. Do not complete Appendix I.

In both cases you must hold your shares on April 28, 2009, but your shares do not need to be blocked until the Annual General Meeting of Shareholders.

Amsterdam, April 17, 2009

On behalf of
STMicroelectronics N.V.

Netherlands Management Company B.V.
Registrar

Appendix I                                REQUEST FOR POWER OF ATTORNEY

YOU SHOULD COMPLETE THIS FORM IF YOU WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V.

This form must be received by your intermediary on May 15, 2009  at 17.00 hours, at the latest

Mr./Mrs./Miss  . .. . . . . . . . . . . . . . . . . . . . . . . will attend the Annual General Meeting of Shareholders of STMicroelectronics N.V., to be held at the Hotel InterContinental Amstel, Professor Tulpplein 1, 1018 GX Amsterdam, the Netherlands on Wednesday May 20, 2009 at 11.00 a.m. CET.

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER (shareholder owning shares through Euroclear France S.A.)
ACCOUNT NUMBER WITH THE ACCOUNT HOLDER OR INTERMEDIARY
NUMBER OF SHARES OF STMICROELECTRONICS N.V. FOR WHICH THE REQUEST IS MADE
NAME AND ADDRESS OF THE ACCOUNT HOLDER
CONTACT TELEPHONE NUMBER OF THE INTERMEDIARY (to be completed by your intermediary)
I will not be attending the meeting and wish to be represented by:

The undersigned hereby requests Euroclear France S.A. to issue a power of attorney in order to vote on behalf of Euroclear France S.A., for the number of STMicroelectronics N.V. shares that the undersigned is entitled to.

The undersigned hereby undertakes to hold his/her shares on the Record Date, which is April 28, 2009
(Your shares do not need to be blocked until the Annual General Meeting of Shareholders)

Executed at __________________ on __________________ 2009

_________________________________________
Signature

Appendix II                                VOTING INSTRUCTIONS FORM

YOU SHOULD COMPLETE THIS FORM IF YOU DO NOT WISH TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF STMICROELECTRONICS N.V. AND IF YOU WISH TO INFORM EUROCLEAR FRANCE S.A. OF YOUR VOTING INSTRUCTIONS.

This form must be received by your intermediary by May 15,  2009 at 17.00 hours,  at the latest

EUROCLEAR FRANCE S.A. WILL EXECUTE THESE VOTING INSTRUCTIONS AS DIRECTED.
IF NO DIRECTION IS MADE, EUROCLEAR FRANCE S.A. WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE MANAGING BOARD AND BOARD OF SUPERVISORY DIRECTORS OF STMICROELECTRONICS N.V., WHICH RECOMMENDS A VOTE IN FAVOUR OF EACH OF THE PROPOSALS LISTED BELOW

Mr./Mrs./Miss  . .. . . . . . . . . . . . . . . . . . . . . . . will not attend the Annual General Meeting of Shareholders of STMicroelectronics N.V., to be held at Hotel InterContinental Amstel, Professor Tulpplein 1, 1018 GX Amsterdam, the Netherlands on Wednesday May 20, 2009 at 11.00 a.m. CET.

NAME, ADDRESS AND RESIDENCE OF THE UNDERSIGNED SHAREHOLDER (shareholder owning shares through Euroclear France S.A.)
ACCOUNT NUMBER WITH THE ACCOUNT HOLDER OR INTERMEDIARY
NUMBER OF SHARES OF STMICROELECTRONICS N.V. FOR WHICH THE VOTING INSTRUCTIONS ARE GIVEN
NAME AND ADDRESS OF THE ACCOUNT HOLDER
CONTACT TELEPHONE NUMBER OF THE INTERMEDIARY (to be completed by your intermediary)

The undersigned hereby authorises Euroclear France S.A. to exercise the voting instructions on behalf of the undersigned in respect of the shares mentioned above and as regards the following items on the agenda of the Annual General Meeting of Shareholders (“AGM”):

Item 4a:	Resolution 1. Adoption of the statutory annual accounts for our 2008 financial year

In favour No. of shares:	Against	Abstention

Item 4b:	Resolution 2. Adoption of a dividend of $ 0.12 per common share for our 2008 financial year

In favour No. of shares:	Against	Abstention

Item 4c:	Resolution 3. Discharge of the sole member of our Managing Board for his management during the 2008 financial year

In favour No. of shares:	Against	Abstention

Item 4d:	Resolution 4. Discharge of the members of the Supervisory Board for their supervision during the 2008 financial year

In favour No. of shares:	Against	Abstention

Item 5:	Appointment of members of the Supervisory Board

Resolution 5a. Re-appointment of Mr. Doug Dunn as member of our Supervisory Board for a three year term effective as of the 2009 AGM to expire at the end of the 2012 AGM

In favour No. of shares:	Against	Abstention

Resolution 5b. Re-appointment of Dr. Didier Lamouche as member of our Supervisory Board for a three year term effective as of the 2009 AGM to expire at the end of the 2012 AGM

In favour No. of shares:	Against	Abstention

Item 6:	Resolution 6. Approval of the stock-based portion of the compensation of the President and CEO

In favour No. of shares:	Against	Abstention

Item 7:	Resolution 7. Approval of the maximum number of "restricted" Share Awards per year under the existing Employee Unvested Share Award Plan

In favour No. of shares:	Against	Abstention

Item 8:	Resolution 8. Amendment to the Articles of Association

In favour No. of shares:	Against	Abstention

Item 9:	Resolution 9. Distribution of information to our shareholders by way of electronic means of communication

In favour No. of shares:	Against	Abstention

The undersigned hereby undertakes to hold his/her shares on the Record Date, which is April 28, 2009.
(Your shares do not need to be blocked until the Annual General Meeting of Shareholders)

Executed at                     on                     2009

_______________
Signature

ISSUED SHARE CAPITAL AND NUMBER OF VOTING RIGHTS AT THE
CONVOCATION DATE OF THE 2009 ANNUAL GENERAL MEETING OF
SHAREHOLDERS OF STMICROELECTRONICS N.V.

At the convocation date (the “Convocation Date”) of the Annual General Meeting of Shareholders of STMicroelectronics N.V. (the “Company”), being April 17, 2009, the Company’s issued share capital amounts to EUR 946,719,597.20, divided into 910,307,305 common shares of EUR 1.04 each.

Each common share entitles the holder thereof to cast one vote. However, treasury shares (i.e., shares held by the Company itself) do not carry voting rights.

At the Convocation Date the Company holds 35,979,531 treasury shares (out of the 910,307,305 issued common shares).

Consequently, at the Convocation Date there are 874,327,774 voting rights.

In summary:

Issued Share Capital at the Convocation Date	: 910,307,305 common shares

Number of voting rights at the Convocation Date	: 874,327,774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: April 28, 2009	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer